SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 22, 2024

nu

# Q4 2023
## Earnings Presentation

February 22, 2024


R$ 150,00

# Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
Maria Almeida

# Continued Growth of One of the World's Largest Digital Banking Platforms

**Q4'23 Main Highlights**

**93.9MM**
Customers +19MM YoY
53% of Adult Population of Brazil
83% Monthly Activity Rate

**US$ 2.4BN**
Revenues +57% FXN YoY

**US$ 1,143.2MM**
Gross Profit +87% FXN YoY
Gross Profit Margin 47.5%

**US$ 360.9MM**
Net Income +489% FXN YoY
Annualized ROE 23%

**US$ 395.8MM**
Adj. Net Income +229% FXN YoY
Adj. Annualized ROE 26%


Customers (MM)
95MM
Jan'24
Brazil
Nu Mexico
Nu Colombia
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7 89.1 93.9
Q1 Q2 Q3 Q4
2014
2017
2020
2021
2022
2023

**Note 1:** Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country obtained from the 2022 Brazilian demographic census. **Note 2:** Adult population is defined as 18+ years for Brazil. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 5:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** IBGE, Nu.

# Compounding Growth, with Meaningful Shift to Profitability



Customers (MM)
CAGR: 32%
~1.7x
53.9
59.6
65.3
70.4
74.6
79.1
83.7
89.1
93.9
Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23



Revenues (US$ MM)
CAGR: 82%
FXN
~3.3x
636.0
877.2
1,157.5
1,306.9
1,450.5
1,618.7
1,868.6
2,136.8
2,404.9
Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23



Gross Profit (US$ MM)
CAGR: 111%
FXN
~4.4x
226.9
294.1
363.5
427.0
578.3
650.9
782.0
914.8
1,143.2
Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23



Net Income (Loss) (US$ MM)
20% QoQ
FXN
(66.1)
(45.1)
(29.9)
7.8
58.0
141.8
224.9
303.0
360.9
Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23

**Note 1:** 'CAGR' stands for Compound Annual Growth Rate. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional details on calculations of Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Nu Holdings' Profitability Momentum Continues
# Despite its Significant Excess Capital, Nu Holdings' ROE Reached 23%

Financial Performance (US$MM)

| Metrics | Q4'22 | Q1'23 | Q2'23 | Q3'23 | Q4'23 | FY22 | FY23 |
|---|---|---|---|---|---|---|---|
| **Revenues**<br>*YoY FXN* | 1,451<br>*112%* | 1,619<br>*87%* | 1,869<br>*60%* | 2,137<br>*53%* | 2,405<br>*57%* | 4,792<br>*167%* | 8,029<br>*62%* |
| **Gross Profit**<br>*Margin* | 578<br>*40%* | 651<br>*40%* | 782<br>*42%* | 915<br>*43%* | 1,143<br>*48%* | 1,663<br>*35%* | 3,491<br>*43%* |
| **Net Income (Loss)**<br>*Annualized ROE* | 58[1]<br>*5%* | 142<br>*11%* | 225<br>*17%* | 303<br>*21%* | 361<br>*23%* | (9)[1]<br>*0%* | 1,031<br>*18%* |
| **Adjusted Net Income (Loss)**<br>*Annualized ROE* | 114<br>*9%* | 182<br>*14%* | 263<br>*19%* | 356<br>*25%* | 396<br>*26%* | 204<br>*4%* | 1,197<br>*21%* |

**Note 1:** Q4'22 Nu Consolidated Net Income and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# How Did We Perform in 2023 Against Our Company Priorities?

| Company Priority | Accelerate personal loans in Brazil, both secured and unsecured | Progress in High Income, allowing us to crack upmarket | Build meaningful deposit base in Mexico and Colombia, allowing us to accelerate assets origination |
|---|---|---|---|
| Relevant KPIs | Quarterly amount lent increased from $0.9B in Q4'22 to $2B in Q4'23 (+100% FXN YoY) and IEP climbed from $2.0B in Q4'22 to $3.7B in Q4'23 (+76% FXN YoY). | Quarterly Ultraviolet Credit Card Purchase Volume increased from $0.5B in Q4'22 to $1.1B in Q4'23 (+104% FXN YoY), followed by material increases in principality and brand affinity, as well as the best industry NPS among Brazilian high-income customers. | NuMEX deposits increased from $0 to $1B+ within 7 months from public launch.<br><br>NuCOL was granted Financing Company License. |



**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

# Q4'23 Results



# Our Model Powers Our Earnings Generating Formula

| Rapidly Growing Customer Base | | Increasing Revenue Per Customer | | Low Cost Operating Platform | | Substantial Earnings Power |
|---|---|---|---|---|---|---|
| **ACTIVE CUSTOMERS** | × | **ARPAC** | − | **COST TO SERVE** | = | nu |

# Strong Customer Acquisition and Sustained Growth in Activity Rate



Customers (MM)
Customers YoY: +26%
Active Customers YoY: +27%
Active Customers (MM)
61.2
64.9
68.8
73.8
78.0
74.6
79.1
83.7
89.1
93.9
81.9%
82.1%
82.2%
82.8%
83.1%
Activity Rate (%)
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. Note 2: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. Source: Nu.

# Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion

**Active Customers Using NuAccount as their Primary Banking Account (%)**


70%
60%
50%
40%
30%
20%
10%
0%
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 61%
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81

**Number of Products Per Active Customer**


4.0
3.0
2.0
1.0
Average: 4.0
Q1'17
Q4'23
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81

**Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)**


US$ month/ customer
$29 $28 $27 $26 $25 $24 $23 $22 $21 $20 $19 $18 $17 $16 $15 $14 $13 $12 $11 $10 $9 $8 $7 $6 $5 $4 $3 $2 $1 $0
Avg. monthly ARPAC of US$10.6/month while some mature cohorts already reach ~US$27/month
For constant risk mix analysis, please refer to the Appendix.
Average: US$10.6
Q1'17
Q4'23
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81

**Note 1:** 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of products used by an active customer. **Note 3:** 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Note 5:** 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only. **Source:** Nu.

# Solid Revenue Growth Sustained by Customer Addition and ARPAC Expansion


ARPAC (US$)
YoY: 23%
FXN
8.2
8.6
9.3
10.0
10.6
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23


Revenues (US$MM)
YoY: 57%
FXN
1,451
1,619
1,869
2,137
2,405
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

# Compounding Effect of Customer Growth and Higher Limits Amplifying Purchase Volume

## Purchase Volume (US$BN)



Prepaid Cards
Credit Cards
YoY: 29%
FXN
Credit Card: 29% FXN
Prepaid Card: 31% FXN
23.8
8.7
15.1
Q4'22
23.3
8.2
15.1
Q1'23
26.3
9.2
17.1
Q2'23
29.0
10.2
18.7
Q3'23
32.6
11.9
20.7
Q4'23

## Purchase Volume per Customer (US$)



FXN US$ month/ customer
For constant risk mix analysis, please refer to the Appendix.
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81
Average: US$143
Q1'17
Q4'23

**Note 1:** Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Note 3:** Purchase volume is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, or WhatsApp payments. **Source:** Nu.

# Strong Performance for Both Credit Card and Personal Loan Portfolios

## Total Portfolio (US$BN)



Personal Loans
Credit Cards
YoY: 49%
FXN
Credit Card: 44% FXN
Personal Loans: 76% FXN
11.3
2.0
9.3
12.8
2.3
10.5
14.8
2.8
12.0
15.4
3.1
12.3
18.2
3.7
14.5
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

## Total Portfolio (%)



Personal Loans
Credit Cards
18%
82%
18%
82%
19%
81%
20%
80%
20%
80%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

# Interest Earning Portfolio over Total Portfolio Surpasses Market as Nu Expands Financial Products and Features

## Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
81%
7%
12%
74%
17%
9%
Q4'22
77%
7%
16%
73%
15%
12%
Q1'23
74%
7%
19%
73%
16%
11%
Q2'23
72%
7%
21%
75%
15%
10%
Q3'23
71%
6%
23%
77%
12%
11%
Q4'23

**Note 1:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excludes Nu. **Source:** Nu, Brazilian Central Bank.

# Sequential Acceleration of Secured and Unsecured Loan Origination

## Originations (R$BN)

Brazil Only



Unsecured Personal Loans
Secured Personal Loans
YoY: 100%
BRL
5.0
5.0
5.3%
Q4'22
6.3
6.3
5.7%
Q1'23
7.3
0.1
7.2
6.1%
Q2'23
8.9
0.3
8.6
6.8%
Q3'23
10.0
1.0
9.0
6.4%
Q4'23
Credit Yield (%)

**Note 1:** Amounts are presented in Brazilian Reais. **Note 2:** Credit Yield is the average rate of the loans originated in the last month of each quarter. **Note 3:** Secured Personal Loans include Payroll Deductible Loans, FGTS Deductible Loan and INSS Deductible Loan. **Source:** Nu.

# Robust Deposit Franchise Driven By Sustainable Volume Growth and Stable Cost of Deposits

## Deposits (US$BN)



Brazil
Mexico
YoY: 38%
FXN
23.7
1.0
22.7
15.8
15.8
15.8
15.8
18.0
0.1
17.9
19.1
0.2
18.9
78%
81%
80%
80%
80%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Cost of Deposits as a % of Interbank Rate

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Source:** Nu.

# Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio

## NII (US$MM) & NIM (%)



YoY: 85%
FXN
688.0
13.3%
815.3
15.0%
1,046.8
18.3%
1,195.0
18.8%
1,345.7
18.3%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
NIM (%)

**Note 1:** 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. x) Securities. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu

# Stable Cost to Serve Underscores Operating Leverage Potential

## Cost to Serve per Active Customer (US$)


YoY: 0%
FXN
0.9
0.8
0.8
0.9
0.9
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

# Sustained Gross Profit Growth and Margin Expansion

## Gross Profit (US$MM)


YoY: 87%
FXN
578.3
650.9
782.0
914.8
1,143.2
39.9%
40.2%
41.8%
42.8%
47.5%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Gross Profit Margin (%)

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Strong Track Record of Driving Operating Leverage as Business Scales

## Efficiency


NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
213.3
278.9
379.5
459.0
604.2
750.0
847.0
1,043.0
1,178.5
1,415.2
1,599.1
1,799.3
(195.3)
(202.7)
(274.3)
(347.8)
(396.2)
(436.1)
(466.4)
(494.0)
(460.1)
(500.8)
(560.1)
(646.9)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** 'Costs' include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Driving Sustained Growth in Both Net Income and Adjusted Net Income


Net Income (US$MM)
Adjusted Net Income YoY: +229%
Adj. Net Income (MM)
Adj. Net Income Margin (%)
113.8
8%
182.4
11%
262.7
14%
355.6
17%
395.8
17%
YoY: 489%
FXN
58.0
4%
141.8
9%
224.9
12%
303.0
14%
360.9
15%
Net Income Margin (%)
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Q4'22 Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Best-In-Class Cost Structure Lays Foundation for Sustainable Long-Term Differentiation

**The Four Cost Pillars of Retail Financial Services**

| COST TO ACQUIRE | COST TO SERVE | COST OF RISK | COST OF FUNDING |
|---|---|---|---|
| **$7**<br>Per Customer | **<$1**<br>Monthly Avg. per Active Customer | **6.1%**<br>Consumer Finance Delinquency Rate | **$23.7Bn**<br>Deposits |
| **$2**<br>is paid marketing | **~85%**<br>lower than incumbents | **~15%**<br>lower than Brazilian industry | **~80%**<br>of Interbank Rate |

**Driving sustainable competitive advantages against both incumbents and fintechs**

**Note 1:** Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is calculated as the ratio between the interest expenses paid to customers in the period and the interest expense of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Note 4:** Cost to Acquire presented from January 2019 until December 2023 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. **Source:** Brazilian Central Bank, Company reports, Nu.

# Q4'23
# Credit Underwriting



Lucas Oliveira
nu

# Delinquency Ratios Tracking Expectations

## 15-90 NPLs

Brazil Credit Portfolio



2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

## 90+ NPLs



5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Includes both credit card and personal loans. **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu

# Proactive Renegotiation Approach Leads to Limited Impact on 90+ NPL Ratio

## Renegotiated Balance (US$BN)

Brazil Credit Portfolio



% Renegotiated Before 15 Days Overdue
% Renegotiated Between 15 & 90 Days Overdue
% Renegotiated After 90 Days Overdue
% Renegotiated Over Total Balance
3.3%
4.7%
5.7%
7.0%
7.4%
8.3%
8.9%
9.4%
9.6%
0.2
9%
21%
70%
0.4
7%
24%
69%
0.5
7%
29%
64%
0.6
7%
31%
61%
0.8
9%
34%
57%
1.0
10%
34%
56%
1.2
11%
35%
53%
1.4
12%
34%
54%
1.6
12%
34%
54%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

## Coverage Ratio & NPLs of Renegotiated Balance (%)



Coverage Ratio 90+ NPLs
% NPL 90+
427.0%
403.5%
319.1%
300.2%
267.0%
260.6%
251.5%
248.4%
243.5%
7.8%
8.7%
11.5%
13.0%
14.8%
15.2%
16.7%
17.4%
18.1%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Includes both credit card and personal loans. **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

# Sequential Risk-Adjusted NIM Improvement Shows Effective Risk Pricing

## Credit Loss Allowance & Risk Adj. NIM



415
475
590
628
592
5.3%
6.3%
8.0%
9.0%
10.2%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Risk Adj. NIM (%)

**Note 1:** 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost. **Source:** Nu.

# Wrapping Up



# Looking Ahead

## 2024 Priorities

1 Win in Mexico

2 Ramp up Secured Lending in Brazil

3 Progress in High Income and Supercore in Brazil

4 Money Platform becoming a reality



Source: Nu.

# Q&A


R$ 238,16
Histórico
Mercado



appendix

# A Business Model That Drives Multi-Product Growth



**Active Customers**
**78.0MM**
+ 27% YoY

**Active Credit Card Customers**
**40.6MM**
+ 21% YoY

**Active Investments Customers**
**15.0MM**
+ 103% YoY

**Pix Financing Active Customers**
**13.6MM**
+ 166% YoY

**Active NuAccounts**
**68.9MM**
+ 31% YoY

**Active Unsecured Lending Customers**
**7.1MM**
+ 40% YoY

Eligible Customers 15.5MM
+ 15% YoY

**Active SME Accounts**
**2.2MM**
+ 57% YoY

**Active Insurance Policies**
**1.4MM**
+ 40% YoY

**Note 1:** 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Source:** Nu.

# Comfortable Capital and Liquidity Positions

## Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.8x
3.0
1.5
1.6
5.4
2.4
1.5
1.6
Capital in our Geos
Nu Holdings

## Liquidity Position (US$Bn)



LDR
34%
8.2
23.7
Interest Earning Portfolio
Total Deposits

**Note 1:** Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 6.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of December 2023, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider capital available in Nu Financiera, totaling US$9 million. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

# Formation Ratios Remain Virtually Stable

## NPL Formation

Brazil Credit Portfolio



2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
3.0%
3.0%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

## Stage 3 Formation



2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.4%
3.3%
3.4%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Includes both credit card and personal loans. **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu.

# Rising Coverage Ratios Denote Conservative Risk Management

## Coverage Ratio Over Total Balance

Brazil Credit Portfolio



6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
13.5%
13.7%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

## Coverage Ratio Over NPL 90+



120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
222.2%
225.4%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Includes both credit card and personal loans. **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

# Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

## Provisions Bridge (US$MM, FXN)



2,333
400
(107)
2,626
Q3'23 ECL
Growth
Other
Q4'23 ECL

**Note 1:** The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2:** Amounts presented in FX neutral. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3:** 'ECL' stands for Expected Credit Losses. **Source:** Nu

# Consistent Growth and ARPAC Acceleration Across All Cohorts Adjusted By Constant Risk Mix

## Adj. Purchase Volume (US$)

per Customer


FXN US$ month/ customer
Brazil Only
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81
Q1'17
Q4'23

## Adj. ARPAC (US$)


FXN US$ month/ customer
Brazil Only
$25
$20
$15
$10
$5
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77
Q1'17
Q4'23

**Note 1:** Amounts are presented in on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All numbers presented here are for Brazil only. **Note 3:** Constant risk mix is defined as constant weight of initial risk bands across all cohorts using Q1'17 as base. **Source:** Nu.

# Loan Portfolio (FX Neutral) (1/4)

## Steady Credit Book Expansion



Total Portfolio (FXN US$BN)
Q4'23 includes the PV adjustment
Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 49% FXN
Personal Loans: 76% FXN
Credit Card IEP: 96% FXN
Credit Card non-IEP: 28% FXN
12.2
2.1
2.3
7.8
Q4'22
9% FXN
14% FXN
26% FXN
3% FXN
13.3
2.4
2.9
8.0
Q1'23
10% FXN
17% FXN
21% FXN
5% FXN
14.7
2.8
3.5
8.4
Q2'23
10% FXN
14% FXN
6% FXN
8% FXN
16.0
3.2
3.7
9.1
Q3'23
14% FXN
16% FXN
22% FXN
10% FXN
18.2
3.7
4.5
10.0
Q4'23

**Note 1:** Both Amounts and growth rates on are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'PV adjustment' refers to the Present Value Adjustment on the credit card portfolio. **Note 4:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

# Loan Portfolio (FX Neutral) (2/4)

## Steady Credit Book Expansion

### Total Portfolio (FXN US$BN)

Q4'23 **excludes** the PV adjustment



Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 51%
FXN
Personal Loans: 76% FXN
Credit Card IEP: 96% FXN
Credit Card non-IEP: 31% FXN
12.2
2.1
2.3
7.8
Q4'22
9% FXN
14% FXN
26% FXN
3% FXN
13.3
2.4
2.9
8.0
Q1'23
10% FXN
17% FXN
21% FXN
5% FXN
14.7
2.8
3.5
8.4
Q2'23
10% FXN
14% FXN
6% FXN
10% FXN
16.1
3.2
3.7
9.2
Q3'23
14% FXN
16% FXN
22% FXN
11% FXN
18.4
3.7
4.5
10.2
Q4'23

**Note 1:** Both Amounts and growth rates on are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** The chart excludes the PV adjustment affecting the non-IEP balance, that amounted US$198MM as of December 31, 2023. **Note 4:** 'PV adjustment' refers to the Present Value Adjustment on the credit card portfolio. **Note 5:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

# Loan Portfolio (FX Neutral) (3/4)

## Steady Credit Book Expansion

### Total Portfolio (FXN US$BN)

Q4'23 **includes** the PV adjustment



Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 49%
FXN
Personal Loans: 76% FXN
Credit Card IEP: 96% FXN
Credit Card non-IEP: 28% FXN
12.2
2.1
2.3
7.8
9% FXN
14% FXN
8% FXN
13.3
2.4
2.9
8.0
10% FXN
17% FXN
9% FXN
14.7
2.8
3.5
8.4
10% FXN
14% FXN
8% FXN
16.0
3.2
3.7
9.1
14% FXN
16% FXN
13% FXN
18.2
3.7
4.5
10.0
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

**Note 1:** Both Amounts and growth rates on are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'PV adjustment' refers to the Present Value Adjustment on the credit card portfolio. **Note 4:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

# Loan Portfolio (FX Neutral) (4/4)

## Steady Credit Book Expansion



Total Portfolio (FXN US$BN)
Q4'23 excludes the PV adjustment
Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 51%
FXN
Personal Loans: 76% FXN
Credit Card IEP: 96% FXN
Credit Card non-IEP: 31% FXN
12.2
2.1
2.3
7.8
Q4'22
9% FXN
14% FXN
8% FXN
13.3
2.4
2.9
8.0
Q1'23
10% FXN
17% FXN
9% FXN
14.7
2.8
3.5
8.4
Q2'23
10% FXN
14% FXN
8% FXN
16.1
3.2
3.7
9.2
Q3'23
14% FXN
16% FXN
14% FXN
18.4
3.7
4.5
10.2
Q4'23

**Note 1:** Both Amounts and growth rates on are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** The chart excludes the PV adjustment affecting the non-IEP balance, that amounted US$198MM as of December 31, 2023. **Note 4:** 'PV adjustment' refers to the Present Value Adjustment on the credit card portfolio. **Note 5:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

# Deposits (FX Neutral)

## Steady Growth Over The Past Year



Deposits (FXN US$BN)
YoY: 38%
FXN
17.2
(5)%
FXN
16.4
9%
FXN
17.8
11%
FXN
19.8
20%
FXN
23.7
78%
81%
80%
80%
80%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Cost of Deposits as a % of Interbank Rate

**Note 1:** Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance; and
- The effects of the contingent share award (CSA) termination is considered unusual and infrequent and do not necessarily reflect how Nu's business is performing and it is expected to perform in the future as well as is not a key measure of the core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

# Non-IFRS Financial Measures and Reconciliations

## Adjusted Net Income

| Nu Holdings - Consolidated | As reported | | | |
|---|---|---|---|---|
| | For the three months ended December 31, | | For the year ended December 31, | |
| **Adjusted Net Income (US$ million)** | **2023** | **2022** | **2023** | **2022** |
| **Profit attributable to shareholders of the parent company** | 360.9 | (297.6) | 1,030.6 | (364.6) |
| Share-based compensation | 65.9 | 66.1 | 289.3 | 282.5 |
| Allocated tax effects on share-based compensation | (21.5) | (13.1) | (89.7) | (73.4) |
| Hedge of the tax effects on share-based compensation | (9.5) | 2.8 | (33.7) | 4.0 |
| Contingent share award termination | - | 355.6 | - | 355.6 |
| **Adjusted Net Income for the period/year** | **395.8** | **113.8** | **1,196.5** | **204.1** |

Source: Nu.

# Non-IFRS Financial Measures and Reconciliations

Q4'22 and FY22 Metrics adjusted by the CSA cancellation

| Nu Holdings - Consolidated | For the three months ended December 31, 2022 | | |
|---|---|---|---|
| US$ million | As presented in the financial statements | CSA termination adjustment | As presented in the earnings presentation |
| Net income (loss) – for the three-month period ended | (297.6) | 355.6 | 58.0 |
| Net income (loss) – for the year ended | (364.6) | 355.6 | (9.1) |
| Costs | (849.6) | 355.6 | (494.0) |
| Total operating expenses – for the three-month period ended | (800.1) | 355.6 | (444.5) |
| Total operating expenses – for the year ended | (1,972.0) | 355.6 | (1,616.4) |

| Nu Holdings - Consolidated | For the three months ended December 31, 2022 | | |
|---|---|---|---|
| | Calculated using financial statements | CSA termination adjustment | As presented in the earnings presentation |
| Efficiency ratio | 81.5% | (34.1)% | 47.4% |

**Note 1:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu

# Non-IFRS Financial Measures and Reconciliations

## Equity and Annualized ROE/Adjusted ROE

| US$ million | Reconciliation - ROE | | | | | | |
|---|---|---|---|---|---|---|---|
| **Nu Holdings - Consolidated** | **Q4'22** | **Q1'23** | **Q2'23** | **Q3'23** | **Q4'23** | **FY22** | **FY23** |
| Total equity at the end of the period/year | 4,890.8 | 5,208.5 | 5,644.6 | 5,889.3 | 6,406.4 | 4,890.8 | 6,406.4 |
| Net Income for the period/year | 58.0[1] | 141.8 | 224.9 | 303.0 | 360.9 | (9.1)[1] | 1,030.5 |
| Adjusted Net Income for the period/year | 113.8 | 182.4 | 262.7 | 355.6 | 395.8 | 204.1 | 1,196.5 |
| **Annualized ROE** | **5%** | **11%** | **17%** | **21%** | **23%** | **0%** | **18%** |
| **Annualized Adjusted ROE** | **9%** | **14%** | **19%** | **25%** | **26%** | **4%** | **21%** |

**Note 1:** Q4'22 Nu Consolidated Net Income and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. **Note 2:** 'ROE' stands for Return on Equity. It is annualized. **Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2022 (R$5.217 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2023 (R$4.938 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2023 (R$4.857 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

# Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4,696.9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4,809.1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.2038, MXN 18.3980 and COP 4,750.0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

As of April 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0147, MXN 18.0849 and COP 4,524.8911 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9880, MXN 18.0003 and COP 4,695.2700 to US$ 1.00).

As of May 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9793, MXN 17.7365 and COP 4,520.4267 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0556, MXN 17.6874 and COP 4,451.1100 to US$ 1.00).

As of June 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8456, MXN 17.2340 and COP 4,192.9295 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7854, MXN 17.1248 and COP 4,171.7900 to US$ 1.00).

As of July 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8035, MXN 16.9088 and COP 4,053.2562 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7259, MXN 16.7432 and COP 3,924.5300 to US$ 1.00).

# Non-IFRS Financial Measures and Reconciliations

As of August 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9080, MXN 16.9940 and COP 4,073.3230 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9550, MXN 17.0378 and COP 4,092.1200 to US$ 1.00).

As of September 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9446, MXN 17.3155 and COP 4,005.5595 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0341, MXN 17.4227 and COP 4,067.8800 to US$ 1.00).

As of October 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0641, MXN 18.0906 and COP 4,218.0890 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0381, MXN 18.0483 and COP 4,122.1900 to US$ 1.00).

As of November 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9000, MXN 17.3763 and COP 4,031.8677 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9195, MXN 17.3845 and COP 4,032.6600 to US$ 1.00).

As of December 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9006, MXN 17.1755 and COP 3,946.1630 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.8572, MXN 16.9720 and COP 3,875.3400 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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